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                            MATADOR PETROLEUM CORPORATION
                             8340 MEADOW ROAD, SUITE 150
                               DALLAS, TEXAS 75231-3751


                                   October 11, 2001



VIA FACSIMILE AND
ELECTRONIC TRANSMISSION


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


      Re: Application for Withdrawal under Rule 477(a) of the Registration Statement on Form S-1 (Registration No. 333-64918) of Matador Petroleum Corporation


Dear Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the withdrawal of the above-referenced Registration Statement, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 11, 2001. The Registration Statement has not been declared effective. No securities have been sold pursuant to the Registration Statement.

This request is made on the grounds that, based on the current market for the registrant's products and services, the current prices at which natural gas and oil trade and the current market conditions for the sale of securities of oil and gas companies, the registrant has determined that it is not advisable at this time to proceed with the proposed offering. The registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

If you should have any questions regarding this application, please contact the undersigned at (214) 987-3650 or Kenneth L. Stewart at (214) 855-8060.

Sincerely,

MATADOR PETROLEUM CORPORATION

By:  /s/ Joseph Wm. Foran
   --------------------------
     Joseph Wm. Foran
     Chief Executive Officer, President and
     Chairman of the Board